May 11, 2017

VIA EDGAR

Mr. Eric McPhee
Senior Accountant
Office of Real Estate and Commodities
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

    Re: Equity LifeStyle Properties, Inc.
Form 10-K
Filed on February 22, 2017
Form 10-Q
Filed May 3, 2017
Form 8-K
Filed April 18, 2017
File No. 001-11718

Dear Mr. McPhee:

The following is the response of Equity LifeStyle Properties, Inc. (the “Company,” “we,” or “our”) to the comments made by the staff of the United States Securities and Exchange Commission (the “Staff”) in your letter to Mr. Paul Seavey dated May 5, 2017.

Form 10-Q for the quarter ended March 31, 2017

Rental Operations, page 25

Comment 1:    We note you have presented a non-GAAP measure, Income from rental operations, net of depreciation. Please provide the disclosures required by Item 10(e) of Regulation S-K for all non-GAAP measures presented in future filings, and in your response, please tell us why you believe this measure provides useful information to investors.

Response:     We generate revenue through our rental operations by leasing Site Set homes that are located in Properties owned and managed by us. Our decision to acquire homes and use them in our rental operations is based on many factors including our investment return expectations, net of depreciation. Therefore, we consider depreciation expense on our rental homes to be the equivalent of an operating expense of our rental program. We believe Income from rental operations, net of depreciation is a meaningful non-GAAP measure and useful information to investors as it provides a complete picture of the operating results associated with our rental program.

In future periodic Exchange Act reports, beginning with our Quarterly Report on Form 10-Q for the quarter ending June 30 2017, we will provide the disclosures required by Item 10(e) of Regulation S-K for Income from rental operations, net of depreciation, including a statement disclosing why management believes the measure provides useful information to investors. Below is the disclosure that we will include in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning with our Form 10-Q for the quarter ending June 30, 2017.

Non-GAAP Financial Measures

Income from rental operations, net of depreciation

We use Income from rental operations, net of depreciation as an alternative measure to evaluate the operating results of our home rental program. Income from rental operations, net of depreciation, represents income from rental operations less depreciation expense on rental homes. We believe this measure is meaningful for investors as it provides a complete picture of the home rental program operating results including the impact of depreciation which affects our home rental program investment decisions.

In addition, we intend to continue to include the fifth paragraph of our Non-GAAP Financial Measures disclosure, an example of which can be found on page 21 of our Form 10-Q, filed May 3, 2017. This language will remain in future periodic Exchange Act reports and will apply to the above disclosure for Income from rental operations, net of depreciation.

Item 2.02 Form 8-K filed April 18, 2017

Exhibit 99.1

Comment 2:    Please include a reconciliation of your non-GAAP measure Income from property operations to the most directly comparable GAAP measures in future filings.

Response: We respectfully refer you to page 19 of Exhibit 99.1 for a reconciliation of Income from property operations, and Income from property operations, excluding deferrals and property management, to Income before equity in income of unconsolidated joint ventures, which we determine to be the most directly comparable GAAP measure. The footnote 1 on page 6 of Exhibit 99.1 directs the reader to the definitions and reconciliations of non-GAAP measures included on pages 18-20. As discussed with Paul Cline during our telephone call on May 8, 2017, we believe the current disclosure is compliant with Regulation G.

In connection with our response to comments received on May 5, 2017 from the Staff pertaining to our filings, we acknowledge that:

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1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please feel free to contact me at 312-279-1488.

EQUITY LIFESTYLE PROPERTIES, INC.

/s/ Paul Seavey
Executive Vice President & Chief Financial Officer

Cc:    Paul Cline, U.S. Securities and Exchange Commission
Brian Ofenloch, Ernst & Young, LLP
Larry Medvinsky, Clifford Chance US LLP

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